Exhibit 99.15

PRESS RELEASE	January 27, 2010

The merger between Bure and Skanditek has been registered with the Swedish Companies Registration Office

According to resolutions of the Extraordinary General Meeting on December 1, 2009, in Skanditek Industriförvaltning AB (“Skanditek”) the Swedish Companies Registration Office (the “SCRO”) has today registered the following:

•                  the merger between Bure Equity AB (“Bure”) and Skanditek. The merged entity will maintain the company name Bure Equity AB and will have its registered office in Stockholm. The registration of the merger completes the merger process from a legal perspective and as a result Skanditek has been dissolved and all assets and liabilities will be transferred to Bure.

•                  the issue of 49,013,235 new Bure shares which will be used as merger consideration and the cancellation of the 9,716,316 Bure shares which were previously held by Skanditek. Thus, Bure has in total 89,645,727 outstanding shares.

•                  Mathias Uhlén as a new director of the Board and that Patrik Tigerschiöld resigns from the Board. Björn Björnsson is new Chairman of the Board of Directors in Bure.

Patrik Tigerschiöld will be appointed as CEO in Bure as of February 1, 2010.

Shareholders of Skanditek as of today (record date for the merger) will receive 3 (three) new shares in Bure for four (4) shares in Skanditek. The new shares will be available on the shareholders’ accounts on January 28, 2010, and as of that day trading in new Bure shares will be possible. Trading in currently outstanding Bure shares will not be impacted by the merger process.

In connection to the merger, the previously announced special dividend of approximately SEK 478 million, corresponding to SEK 9.50 per share, will be paid to Bure’s shareholders. Those who were shareholders in Bure as of January 25, 2010, will receive payment on January 28, 2010.

Skanditek was delisted from NASDAQ OMX Stockholm on January 22, 2010.

The completion of the merger process between Bure and Skanditek marks the creation of a new company which will have an interesting investment portfolio with a balanced mix of listed as well as unlisted, and smaller and medium-sized companies. Bure and Skanditek share a common view on means of creating successful companies and shareholder value by developing the portfolio companies through an active ownership and board representation. All in all, the merger is viewed to be a natural step in the development of both companies, whereby the combined resources will make the company a stronger participant in the financial market.

For further information, contact:

Patrik Tigerschiöld, President and CEO,	Telephone +46 (0)8-614 00 20
Björn Björnsson, Chairman	Telephone +46 (0)8-614 00 20

Skanditek is an industrial holding company with investments primarily in Swedish companies. The business concept is to generate sustainable and healthy value growth by means of industrial management of operational companies. The portfolio comprises ten investments in the electronics, bio/medical technology and services sectors. The portfolio companies are Bure Equity, AcadeMedia, Micronic, PartnerTech, Vitrolife, CMA Microdialysis, Theducation, The Chimney Pot, H.Lundén and Aptilo.

The information contained in this press release is such that Skanditek is obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on January 27, 2010 at 11:00 CET.

Notice to shareholders in the United States

This merger relates to the securities of a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden which are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment

Skanditek Industriförvaltning AB (publ)

Nybrogatan 6 • SE-114 34 Stockholm • Corp. Reg. No. 556235-4141

Telephone +46 (0)8-614 00 20 • Fax +46 (0)8-614 00 38 • info@skanditek.se • www.skanditek.se